The Company submits the following letter in responses to the SEC’s Comment letter dated December 6, 2022. The Company has amended and submitted a Form 1-A/A on December 16, 2022 addressing the SEC’s comments as follows:

Comment 1

We have reviewed your response to prior comment 1 but note two inconsistent uses of the term "possible."

On pages 5 your disclosure states, "The Company intends on using the Proceeds of this Offering to drill wells that are classified as Possible" as that term is defined in Part 4- 10(17) of Regulation S-X."

On page 12 your disclosure states, "Since 2013, the Management of the Company has acquired mineral leases under Inland Oil & Gas Company, with the intent of tying-up as many mineral leases in the identified Possible producing areas as possible."

The categorization of your undrilled wells and project areas as “Possible” appears to be inconsistent with the technical and commercial requirements in Rule 4-10(a)(17) and (a)(26) of Regulation S-X. Please revise your disclosure or tell us why a revision is not necessary.

The Company has removed references to “Possible” from Page 5 and Page 12 within the Offering Circular.

Comment 2

We note your response to prior comment 1 that in the event you may engage in other future equity raises in which case the investor's proportionate ownership will be diluted. Please revise your disclosure to also discuss the dilutionary effects to the investors who purchase the shares in this offering. For guidance, see Item 4 to Form 1-A.

The Company has added the following language to the Dilution section on Page 7.

If the Company receives investments after an Investor has already purchased Shares, the Investor’s proportionate ownership of the Company will be diluted proportionately with the amount of any new investment received by the Company through this Offering. In the event the Company conducts another offering of its securities, Investors ownership in the Company may be diluted.

Comment 3

In your response to prior comment 3 you provide that Rialto may receive up to $400,000 in connection with the offering, a maximum of $160,000 for 8% of Investor Outreach for up to $2,000,000 sold, and $240,000 for the 3% of success for the remaining $8,000,000. However, in your Commitments and Contingencies you state Rialto may receive up to $470,000, which includes $160,000 for the 8% on Investor Outreach, and "$300,000 for 3% of Success." Please revise your disclosure or advise on this discrepancy.

The Company has revised the “Plan of Distribution” section and Note 6 of the Unaudited Financial Statements to address the discrepancies throughout the Offering Circular.

Comment 4

We have reviewed your response to prior comment 6 and note your disclosure does not include the following: the total net acres or the total net undeveloped acres corresponding to the gross acreage as disclosed; a description of the types of interests owned, including the figures for working, net revenue and/or royalty interests in the associated leases; and the expiration dates and annual amounts of expiring gross and net undeveloped acreage accompanied by a discussion of the steps and costs, if material, necessary to renew your leases. Please expand your disclosure to fully comply with Item 1208(b) of Regulation S- K.

The Company has added language to the “Description of Business” as follows:

“This means that the Company has gross acres of 2,240 acres as defined in Item 1208 of Regulation S-K. There are no productive wells as defined in Item 1208 of Regulation S-K. Net developed acres equals 0 as defined in Item 1208 of Regulation S-K. The undeveloped gross  acreage equals 2,240 acres as defined in Item 1208 of Regulation S-K. The total net acres 317 acres. Total net undeveloped acres equals 317 acres. On 100% of the mineral leases owned by the Company, the Company owns Working Interests. Each Company Working Interest is set at a 13/16 (81.25%) net revenue interest – and each lessor’s royalty interest for each lease is set at 3/16 (18.75%).

Lease expiration

Any lease expirations prior to drilling on any 2023 or 2024 program tracts will be pooled if lease is not renewed. The company anticipates that total costs per leased acre is estimated at $200 per acre.”

The Company has changed the gross acreage number and has added a table on page 12 to clarify the acreage disclosures.

Comment 5

We have reviewed your response to prior comment 7 and reissue the comment in part. Please expand your disclosure to additionally clarify what percentage of the acreage in Play #7 is currently leased by you.

The Company has added language to the “Description of Business” as follows:

“Play 7: Schlumberger Gilcrease/Cromwell/Jefferson/Wilcox prospects 720 acres more or less. Eleven new drills identified (the Company must lease 100% of the Play 7 acreage)”

Comment 6

We note disclosure that the Company has 1520 total gross acres; however, this figure appears inconsistent with the 2080 gross acres attributed to Plays #2 through #7 on page 12. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

The Company has revised the total gross acreage for Play 6 from 400 acres to 560 acres to resolve the discrepancy mentioned in Comment 6.

The Company has changed the gross acreage number and has added a table on page 12 to clarify the acreage disclosures.

Comment 7

We have reviewed your response to prior comment 11 and note the glossary definition for "Proved Oil and Gas Reserves" appears to be missing a portion of the definition. Please update the definition to include the remainder of the last sentence.

The Company has revised the definition in the glossary.
Comment 8 We note your response to prior comment 16 and reissue, as your website does not appear to be operational. Please advise.	The webpage has been made live.